U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         FORM 10-SB


               General Form for Registration of Securities
                    of Small Business Issuers
                    Under Section 12(b) or (g) of
                  the Securities Exchange Act of 1934



                      WOODRIDGE CAPITAL CORP.
                    --------------------------------
                  (Name of Small Business Issuer)


            Delaware                            98-0336407
 -------------------------------              ------------------------
(State or Other Jurisdiction of                    I.R.S. Employer
Identification Number
Incorporation or Organization)

                         Colin Watt
     1360 - 605 Robson Street, Vancouver BC Canada V6B 5J3
-----------------------------------------------------------------------------
     (Address of Principal Executive Offices including Zip Code)


                             (604) 684-6535
                         --------------------------
                         (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:       None

Securities to be Registered Under Section 12(g) of the Act:
Common Stock, $.0001 Par Value
(Title of Class)


                         TABLE OF CONTENTS

                              PART 1
ITEM 1.     DESCRIPTION OF BUSINESS                     1
 History and Organization                               2
 Proposed Business                                      2
 Risk Factors                                           3

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS
            OR PLAN OF OPERATION                        10
 General Business Plan                                  10
 Structure of Acquisition                               13
 No Dividend                                            14
 Employees                                              14-15
 Competition                                            15
 Liquidity and Capital Resources                        15

ITEM 3.     DESCRIPTION OF PROPERTY                     15

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
            OWNERS AND MANAGEMENT                       16

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTER
            AND CONTROL PERSONS                         16

ITEM 6.     EXECUTIVE COMPENSATION                      17

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED
            TRANSACTIONS                                17

ITEM 8.     DESCRIPTION OF SECURITIES                   18

                         PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
            COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS                                     19
ITEM 2.     LEGAL PROCEEDINGS                           20

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH
            ACCOUNTANTS                                 20

ITEM 4.     RECENT SALES OF UNREGISTERED
            SECURITIES                                  20

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND
            OFFICERS                                    21

                           PART F/S

FINANCIAL STATEMENTS                                    21

                          PART III

ITEMS 1&2    INDEX TO AND DESCRIPTION OF
             EXHIBITS                                   28-30

         PART I
ITEM 1.  DESCRIPTION OF BUSINESS.

                    History And Organization

Woodridge Capital Corp. (the "Company") was organized under the laws of the State of Delaware on October 18, 2000. The Company was organized for the purposes of creating a corporate vehicle to locate and

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acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company").

The Company will not restrict its search for a target company to any specific business, industry or geographical location. The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analysing business combinations will be paid with money in the Company's treasury or loaned by management.

Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company may be characterized as a "blind pool" or "blank check" company.

                         Proposed Business

The Company will seek to locate and acquire a target company which in the opinion of the Company's management (sometimes referred to as the "Management") offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which wishes to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

There are certain perceived benefits to being a "reporting issuer" with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
*     increased visibility in the financial community;
*     the facilitation of borrowing from financial institutions;
*     improved trading efficiency;
*     shareholder liquidity;
*     greater ease in subsequently raising capital;
*     compensation of key employees through stock options;
*     enhanced corporate image;
*     a presence in the United States capital market.

On the other hand there are a number of disadvantages to being a reporting issuer including:

* significant additional expenses are incurred in order to comply with all the regulatory requirements that apply to reporting issuers;
* the company's annual financial statements have to be audited under US GAAP and quarterly financial statements need to be prepared;
*     the financial and business affairs of the company are made public;
* a reporting issuer is subject to insider trading reporting and liability provisions; and

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*     a reporting issuer can be subject to class action suits.

A target company, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able obtain investment capital on more favourable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified
      Employee Stock Option Plan; and
* a company seeking one or more of the other perceived benefits of becoming a public company.

In certain cases a company may find a business combination less attractive than an initial public offering of their securities. Usually a business combination is dilutive to the shareholders of the company seeking to go public without the benefits of an infusion of capital. Furthermore some companies for reasons of potential undisclosed liabilities do not like the idea of merging with another company.

There are no assurances that the Company will be able to effect an acquisition of a target company. In addition, at this time, no details can be provided as to an acquisition or as to the nature of the target company.

                        Risk Factors

The Company's business is subject to numerous risk factors, including the following:

Anticipated Change in Control and Management.

Upon the successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or to the operation of the business, assets or property being acquired, will be adequate for such purposes.

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Conflict of Interest - Management's Fiduciary Duties.

A conflict of interest may arise between Management's personal financial benefit and management's fiduciary duty to shareholders.

The Company's sole director and officer, is or may become, in his individual capacity, officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Mr.
Watt, the sole director and officer of the Company, is engaged in other business activities. Accordingly, the amount of time he will devote to the Company's business will only be about 5 to 10 hours per month. There exists potential conflicts of interest including allocation of time between the Company and its representative's other business interests.

Experience of Management; Consultants.

Although Management has general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the Company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, Management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

Potential Future Rule 144 Sales.

Of the 1,000,000 shares of the Company's Common Stock authorized, there are presently 725,000 shares issued and outstanding; all are `restricted securities' as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to 1% of the Company outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, a sale of shares by a person who is not an affiliate of the Company's and who has satisfied a 2 year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

Possible Issuance of Additional Shares.

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The Company's Certificate of Incorporation, authorizes the issuance of 1,000,000 shares of common stock. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it determines. Management presently anticipates that it may choose to issue a substantial but as yet undetermined amount of the Company's shares in connection with the acquisition of a target business.

Risks of Leverage.

There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial markets as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

* if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

* if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

* if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

* if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the 'balloon' payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

Possible Need for Additional Financing.

The Company cannot ascertain with any degree of certainty the capital requirements for a particular acquired business inasmuch as the

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Company has not yet identified any acquisition candidates.  If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the target company not having sufficient:

*      credit  or operating history;
*      income stream;
*      profit level;
*      asset base eligible to be collateralized; or
*      market for its securities.

Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of its officers and/or directors pursuant to which the Company's may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

Penny Stock Rules.

Under Rule 15g-9, a broker or dealer may not sell a "penny stock"
(as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(1)     such sale or purchase is exempt from Rule 15g-9; or

(2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The United States Securities and Exchange Commission (the
"Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities Dealers ("NASD") Automated Quotation System ("NASDAQ").

It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the

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Company's common stock may be adversely affected by such regulations.
This, in turn, will affect shareholders ability to sell their shares following the completion of an acquisition.

There is no current trading market for shares of the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares. A trading market will develop, if at all, only after the acquisition of a target company.

To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings, with any 'market makers' regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock.
Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company.

Risks Associated with Operations in Foreign Countries.

The Company's business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

No Operating History or Revenue and Minimal Assets.

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

Speculative Nature of the Company's Proposed Operations.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While Management will

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prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

Scarcity of and Competition for Business Opportunities and Combinations.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

No Agreement for Acquisition of a Target Company Combination.

The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favourable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

Reporting Requirements May Delay or Preclude Acquisition.

Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the

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Company.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Lack of Market Research or Marketing Organization.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack of Diversification.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation under Investment Company Act.

Although the Company will be subject to regulation under the Exchange Act, Management believes that the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment
Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

Probable Change In Control and Management.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

Taxation.

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Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Year 2000 Risks.

Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not acquire a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000
Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2.  MANAGEMENT'S DISCUSSION ANALYSIS OR PLAN OF
         OPERATION

                    General Business Plan

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting

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firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which Management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by Management and its affiliates, or both.

The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "PART F/S- "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, Management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business entity. Management has agreed, from time to time, to advance to the Company by way of a non -interest bearing loan, the

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funds necessary to cover all costs associated with fling the requisite reports under the Exchange Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analysing prospective business opportunities, Management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after the closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Management of the Company, which in all likelihood will be inexperienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the

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Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained and Management of the Company has not in the past used particular consultants, advisors or finders on a regular basis.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

                    Structure of Acquisition

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended
(the "Code").

With respect to any merger or acquisition negotiations with a target company, Management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the Company's duty to file audited financial statements as part of or within 15 days following the filing of its Form 8-K with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K
(or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                         No Dividends

The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                         Employees

The Company presently has no employees. The Company has one officer and director. Mr. Watt is engaged in other business activities, and the amount of time he will devote to the Company's business will only be between 5 and 10 hours per month. Upon completion of the public offering, it is anticipated that Management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                         Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

               Liquidity And Capital Resources

The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Mr. Watt has agreed to loan the Company, on an as needed basis, up to $10,000 through December 31, 2001. The Company anticipates that such amount will be (a) sufficient for payment of the Company's operating expenses through December 31, 2001 and (b) repaid upon completion of the acquisition of a target business. There can be no assurances that such loans will be repaid as a result of any Business Combination. In the event that no agreement can be reached to settle any outstanding loans Mr. Watt has agreed to forgive the outstanding indebtedness.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of its president Colin Watt 1360 - 605 Robson Street, Vancouver BC Canada V6B 5J3. Such arrangement is expected to continue until completion of the acquisition of a target company. See "Part I-Item 7. Certain Relationships and Related
Transactions."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT.

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's
Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

NAME AND                      SHARES OF           APPROXIMATE
ADDRESS OF                    COMMON              PERCENTAGE
BENEFICIAL                    STOCK               OWNED
OWNER                         BENEFICIALLY
                              OWNED

Colin Watt                    725,000               100%
1360 - 605 Robson Street,
Vancouver BC Canada
V6B 5J3


Officers and Directors as     725,000               100%
a Group (1 person)


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS.

Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which such person has ever served as such, and the business experience during at least the last five years:

Name                              Age        Positions and Offices Held

Colin Watt                        29        President and Director (Since
                                             October 18, 2000)

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Colin Watt became sole officer and director of the Company on October 18, 2000. Mr. Watt has been a consultant for the past 7 years providing accounting, administrative and management services to public companies. He is currently the president of Squall Capital Corp. a private consulting company to public companies. His clients included a wide variety of business including e-commerce, software development, mineral exploration, mine development and oil and gas exploration.

Mr. Watt graduated witha Bachelor of Commerce (Finance) from the University of British Columbia in 1993.

Conflicts of Interest.

The Company's sole officer and director expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to Management's attention insofar as such opportunities may relate to the

Company's proposed business operations.

A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which Management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. Mr. Watt will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr.
Watt.

The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to Management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to Management or promoters of the Company or to any of their associates or affiliates.

Management has not adopted policies involving possible conflicts of interest.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favour of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

Although the Company will be subject to regulation under the Securities Act and the Exchange Act, Management believes that the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as its office the office of its president, Colin Watt 1360 - 605 Robson Street,
Vancouver BC Canada V6B 5J3. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.  DESCRIPTION OF SECURITIES.

The Company is currently authorized to issue 1,000,000 shares of common stock, $.001 par value per share, of which 725,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Reports to Stockholders.

The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on November 30. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, capital requirements and financial condition, as well as other relevant factors.

                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for the Company's common stock at present and there has been no trading market to date. The Company has 1 shareholder. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described here. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. If a trading market develops, if at all, it will develop only after the acquisition of a target company.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act, of companies which file reports under Sections 13 or 15(d) of the Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

The Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers;
(v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Within the last 3 years the Company has sold securities which were not registered as follows:

(1)     725,000 shares of common stock to Mr. Colin Watt.

The Company believes that all of these securities were issued in transactions except from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of
Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General
Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The
Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE
PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING
THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS
THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION
THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS
EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.


                              PART F/S

                    FINANCIAL STATEMENTS

                              Index
                              Page

Auditors Report Dated October 31, 2000                                     22
Audited Balance Sheet as at October 31, 2000                               23
Audited Statement of Loss for the year ended October 31, 2000              24
Audited Statement of Cash Flow for the year ended October 31, 2000         25
Statement of Shareholder Equity (Deficit) for the year October 31, 2000    26
Notes to Financial Statements                                              27

                                 Russell & Co.

                 AUDITORS' REPORT TO THE DIRECTORS OF:
                            WOODRIDGE CAPITAL CORP.
                          (A Delaware Corporation)
                       (A development stage company)


We have audited the balance sheet of Woodridge Capital Corp. as at October 31, 2000 and the statements of loss and shareholders' equity (deficit) and cash flows for the period from the date of inception, October 18, 2000, to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and the results of its operations and its cash flows for the period from the date of inception, October 18, 2000, to October 31, 2000 in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative working capital and deficit raises substantial doubt about its ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.


                                                     /s/ Russel & Co.
                                                     Chartered Accountant
West Vancouver, B.C.
Canada.
November 4, 2000


           415 Gordon Ave., West Vancouver, B.C., V7T 1P4
          Telephone: (604) 913-0405 - Fax: (604) 913-0406

                        WOODRIDGE CAPITAL CORP.
                       (A Delaware Corporation)
                     (A development stage company)

                           Balance Sheet
                      as at October 31, 2000
                           (U.S. DOLLARS)


                                            2000

Assets

Current assets
Cash and bank                          $     -
-----------------------------------------------------------------
                                             -
-----------------------------------------------------------------
Incorporation costs                        725
-----------------------------------------------------------------
Total Assets                           $   725
=================================================================

Liabilities

Current liabilities
Accounts payable                       $   500
-----------------------------------------------------------------
Total Liabilities                          500
-----------------------------------------------------------------
Shareholders' equity (deficit)

Share Capital
Authorized:
 1,000,000 common shares with a par value of $0.001each
Issued and outstanding
725,000 common shares with a par value of $0.001
 at October 31, 2000                        725
-----------------------------------------------------------------
                                            725

 Deficit Accumulated During the Development stage
                                            (500)
-----------------------------------------------------------------
                                             225
                                        $    725
=================================================================
CONTINUING OPERATIONS (NOTE 1)

                            WOODRIDGE CAPITAL CORP.
                          (A Delaware Corporation)
                       (A development stage company)

                           Statement of Loss
For the period from October 18, 2000 (Inception) to October 31, 2000,

                             (U.S. DOLLARS)

                                    Period from October 18, 2000
                                    to October 31, 2000

Expenses
Accounting and audit               $     500
Legal                                      -
-----------------------------------------------------------------
Net earnings (loss) for the period $     500
=================================================================
Basic and diluted loss per share   $(0.0007)
-----------------------------------------------------------------
Weighted average shares Outstanding  725,000
-----------------------------------------------------------------

                            WOODRIDGE CAPITAL CORP.
                           (A Delaware Corporation)
                          (A development stage company)

                             Statement of Cash Flow
For the period from October 18, 2000 (Inception) to October 31, 2000

                                (U.S. DOLLARS)


                                   Period from October 18, 2000
                                   to October 31, 2000



Cash provided by (used in)

Operations
Net Loss for period                $   (500)
-----------------------------------------------------------------
                                       (500)
  Net change in non-cash working
     capital balances

  Accounts Payable                     500
-----------------------------------------------------------------
Net cash used in operating activities    -
-----------------------------------------------------------------
Investing
     Incorporation costs             (725)
-----------------------------------------------------------------
Financing
     Issuance of capital stock        725
-----------------------------------------------------------------
Change in cash for period               -

Cash, beginning of period               -
-----------------------------------------------------------------
Cash, end of period                $    -

                         WOODRIDGE CAPITAL CORP.
                       (A Delaware Corporation)
                    (A development stage company)

             Statement of Shareholders' Equity (Deficit)
    For the period from October 18,2000 (Inception) to October 31, 2000

                               (U.S. DOLLARS)





                                                       Deficit       Total
                                                       accumulated   Share-
                                       Common shares   during the   holders'
                                     Shares  Amount    Development  Equity
                                                        Stage       (Deficit)


Paid-in capital at inception on
  October 18, 2000                  725,000 $  725     $   -        $  725

Net loss                                -        -      (500)         (500)
-----------------------------------------------------------------------------
Balance at October 31, 2000         725,000 $  725     $(500)       $  225

=============================================================================

                                WOODRIDGE CAPITAL CORP.
                               (A Delaware Corporation)
                            (A development stage company)

                            Notes to Financial Statements
                             Year ended October 31, 2000
                                     (U.S. DOLLARS)



1.     Continuing operations

Woodridge Capital Corp. was incorporated on October 18,2000 in the state of Delaware, U.S.A.

The Company has negative working capital and a deficit. The ability for the Company to operate as a going concern is dependent upon its ability to find an appropriate business venture and to obtain adequate financing to reach profitable levels of operations. It is not possible to predict whether the search for a business venture or financing efforts will be successful or if the Company will attain profitable levels of operations.

2.     Summary of significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and reflect the following significant accounting principles:

a.     Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.     Earnings (loss) per common share

In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997. With SFAS 128, primary earnings per share is replaced by basic earnings per share, which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of diluted earnings per share, which includes the potential dilution that could occur if dilutive securities were exercised or converted into common stock. The computation of diluted EPS does not assume the conversion or exercise of securities if their effect is anti-dilutive. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible loan notes and special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants ( using the treasury stock method).


c.     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

4.     Income taxes

The Company has net operating losses which may give rise to future tax benefits of approximately $500 as of October 31, 2000. To the extent not used, net operating loss carryforwards expire in beginning in the year
2015. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109 (SFAS 109). Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount.

                     WOODRIDGE CAPITAL CORP.

            Registration Statement and Form 10SB
                          Exhibits


Exhibits                                             Page

2(1)     Certificate of Incorporation..................29

2(2)     By-laws.......................................30



                            Signatures

	In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authroized.

                                             WOODRIDGE CAPITAL CORP.
                                             ----------------------------
                                                  (Registrant)


Date:  December 21, 2000     By:  /s/ Colin Watt
------------------------     -----------------------------
                              Colin Watt, President

                       State of Delaware

                 Office of the Secretary of State


     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE
OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE
AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF
"WOODRIDGE CAPITAL CORP.", FILED IN THIS OFFICE ON THE
EIGHTEENTH DAY OF OCTOBER, A.D. 2000, AT 4:30 O'CLOCK P.M.

     A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED
TO THE NEW CASTEL COUNTY RECORDER OF DEEDS.










                                   /s/ Edward J. Freel
                                   ------------------------------------
                                   Edward J. Freel, Secretary of State


3304065   8100                        AUTHENTICATION:  0743042

001526470                             DATE:  10-19-00

                          STATE OF DELAWARE
                    CERTIFICATE OF INCORPORATION
                        A STOCK CORPORATION



First:  The name of this Corporation is Woodridge Capital Corp.

Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip
Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total authorized capital stock of this corporation is One Thousand Dollars ($1,000) divided into One Million shares of One - One thousandth Dollars ($0.001) each.

Fifth:  The name and mailing address of the incorporator are as follows:

		Michael L. Seifert
		4480 Ross Crescent, West Vancouver
		British Columbia, Canada, V7W 1B2

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of October, A.D. 2000.




                                  BY: /s/ Michael L. Seifert
                                  ---------------------------
                                       (Incorporator)

                                   NAME: MICHAEL L.SEIFERT
                                   -----------------------
                                     (Type or Print)




                               BYLAWS
                               - of -
                      WOODRIDGE CAPITAL CORP.

PART 1 - INTERPRETATION

1.1          In these Bylaws, unless the context otherwise requires:

     (a) "Board of Directors" or "Board" means the Directors of the Corporation for the time being;

     (b)     "The Act" means the General Corporation Law of the State of

Delaware from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

     (c) "Directors" means the Directors of the Corporation for the time being;

     (d)     "month" means calendar month;

     (e)     "register" means the register of stockholders;

     (f) "registered address" of a stockholder shall be his address as recorded in the register;

     (g) "registered address" of a Director means his address as recorded in the Corporation`s register of Directors;

     (h) "seal" means the common seal of the Corporation, if the Corporation has one;

     (j) "Secretary of State" means the Secretary of State for the State of Delaware appointed pursuant to The Act;

     (k) "registrar" means the registrar of the Corporation`s shares appointed pursuant to Part 4 of these Bylaws.


1.2 Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3          Words importing the singular include the plural and vice versa;
and words importing a male person include a female person and a corporation.

1.4 The definitions in The Act shall with the necessary changes and so far as applicable apply to these Bylaws.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Every stockholder is entitled, without charge, to one certificate representing the share or shares of each class held by him or upon paying a sum not exceeding any amount permitted by The Act, as the Directors may from time to time determine, or several certificates each for one or more of those shares; provided that, in respect of a share or shares held jointly by several persons the Corporation shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Corporation shall not be bound to issue certificates representing redeemable shares, if the shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent by registered prepaid mail to the stockholder entitled thereto at his registered address, and the Corporation shall not be liable for any loss occasioned to the stockholder as a result of any share certificate sent being lost in the post or stolen.

2.2          If a share certificate:

     (a) is worn out or defaced, the Directors may, upon production to them of that certificate and upon other terms if any, as they may think fit, order the certificate to be cancelled and may issue a new certificate in lieu thereof;

     (b) is lost, stolen, or destroyed, then upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in place thereof shall be issued to the person entitled to the lost, stolen or destroyed certificate; or

     (c) represents more than one share and the registered owner thereof surrenders it to the Corporation with a written request that the Corporation issue registered in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate surrendered, the Corporation shall cancel the certificate surrendered and issue in place thereof certificates in accordance with the request.

A sum, if any, not exceeding that permitted by The Act, as the Directors may from time to time fix, shall be paid to the Corporation for each certificate issued under this Bylaw.

2.3 Except as required by law or statute or these Bylaws, no person shall be recognized by the Corporation as holding any share upon any trust, and the Corporation shall not be bound by or compelled in any way to recognize (even when having notice) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by law or statute or these Bylaws provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety in the registered holder.

2.4 Every share certificate shall be signed manually by at least one Officer or Director of the Corporation, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation and any additional signatures may be printed or otherwise mechanically reproduced and a certificate signed in either of those fashions shall be as valid as if signed manually, notwithstanding that any person whose signature is printed or mechanically reproduced on a share certificate has ceased to hold the office that he is stated on the certificate to hold at the date of the issue of a share certificate.

2.5 Save as provided by The Act, the Corporation shall not give financial assistance by means of a loan, guarantee, the provision of security or otherwise for the purpose of or in connection with the purchase of or subscription by any person for shares or debt obligations issued by the Corporation or an affiliate of the Corporation or upon the security, in whole or in part, of a pledge or other charge upon the shares or debt obligations issued by the Corporation or an affiliate of the Corporation.

2.6 Every share certificate issued by the Corporation shall be in a form as the Directors approve and shall comply with The Act.

2.7 The certificates for shares registered in the name of two or more persons shall be delivered to the person first named on the register.

2.8 The Corporation may issue warrants and options for the purchase of shares on terms and conditions and for consideration as the Directors may determine; and the Corporation may pay a commission to any person in consideration of his purchasing or procuring the purchase of a warrant or option.


PART 3 - ISSUE OF SHARES

3.1 Subject to The Act and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the issue of shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Corporation for the time being issued, allot or otherwise dispose of, and grant options on, shares authorized but not yet issued at times and to persons, including Directors, and in a manner and upon terms and conditions, and at a price or for a consideration, as the Directors, in their absolute discretion, may determine.

3.2 The Directors on behalf of the Corporation may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares with a par value in the Corporation, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares provided that the rate of the commission or discount shall not in the aggregate exceed 25% of the subscription price of the shares, or an amount equivalent to the percentage. The Corporation may also pay brokerage as may be lawful.

3.3 No share may be issued until it is fully paid by the receipt by the Corporation of the full consideration therefor in cash, property or past services actually performed for the Corporation. A document evidencing indebtedness of the person to whom the shares are allotted is not property for the purposes of this Bylaw. The value of property and services for the purposes of this Bylaw shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.


PART 4 - REGISTERS

4.1 The Corporation shall keep or cause to be kept a register of stockholders, a register of transfers and a register of allotments and may combine one or more of such registers. If the Corporation`s capital shall consist of more than one class of shares, a separate register of stockholders, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Corporation may appoint a trust company to keep the register of stockholders, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of stockholders, the register of transfers and the register of allotments for each class of share. The Directors on behalf of the Corporation may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by The Act, the Corporation may keep or cause to be kept one or more branch registers of stockholders at a place or places as the Directors may from time to time determine.

4.3 The Corporation shall not at any time close its register of stockholders save and except as permitted by The Act.

4.4 The Corporation shall keep or cause to be kept a register of its debentures and a register of debentureholders, which registers may be combined, and, may keep or cause to be kept one or more branch registers of its debentureholders at a place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise, make provisions as they think fit respecting the keeping of branch registers.

PART 5 - TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of the Certificate of Incorporation and of these Bylaws that may be applicable, any stockholder may transfer any of his shares by instrument in writing executed by or on behalf of the stockholder and delivered to the Corporation or its transfer agent. The instrument of transfer of any share of the Corporation shall be in the form, if any, on the back of the Corporation`s share certificates or in any other form as the Directors may from time to time approve. Except to the extent that The Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of stockholders or a branch register of stockholders in respect thereof. If the Directors require, each instrument of transfer shall be in respect of only one class of share.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its Directors, Officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its Directors, Officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Corporation for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Corporation nor any Director, Officer or agent shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Corporation for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to the shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Corporation or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and other evidence as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Corporation or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Corporation in respect of the registration of any transfer a sum, if any, as the Directors may from time to time determine, not exceeding that permitted by The Act.

5.6 In the case of the death of a stockholder, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Corporation as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Corporation the original or a court-certified copy of a Grant of Probate or Letters of Administration or other evidence and documents as the Directors consider appropriate in order to establish the right of the personal representative to the title to the interest in the shares of the deceased stockholder.

5.7 Upon the death or bankruptcy of a stockholder, his personal representative or trustee in bankruptcy, although not a stockholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt stockholder if the documents required by The Act and these Bylaws shall have been deposited with the

Corporation. This Bylaw does not apply on the death of a stockholder with respect to shares registered in his name and the name of another person in joint tenancy.

5.8 Any person becoming entitled to a share in consequence of the death or bankruptcy of a stockholder shall, upon documents and evidence being produced to the Corporation as The Act and these Bylaws require or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a Statute, has the right either to be registered as a stockholder in his representative capacity in respect of the share, or, if he is a personal representative, instead of being registered himself, to make a transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.


PART 6 - ALTERATION OF CAPITAL

6.1 The Corporation may file with the Secretary of State such documents as are required to increase the share capital of the Corporation by:

     (a)     creating shares; or

     (b)     increasing the number of shares.

6.2 The Corporation may subdivide, consolidate, change the designation of, all or any of its shares but only to the extent, in the manner and with the consent of stockholders holding a class of shares which is the subject of or affected by the alteration, as The Act provides.

6.3          The Corporation may alter these Bylaws:

     (a) to create, define and attach special rights or restrictions to any shares, and

     (b) by otherwise complying with any applicable provision of its Certificate of Incorporation or these Bylaws, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of the resolution with the Secretary of State but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all stockholders holding shares of each class whose right or special right is prejudiced or interfered with consent thereto in writing, or unless a resolution consenting is passed at a separate class meeting of the holders of the shares of each class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of the class.

6.4 Notwithstanding any consent in writing or resolution, no alteration shall be valid as to any part of the issued shares of any class unless the holders of all of the issued shares of the class either all consent in writing or consent by a resolution passed by the votes of stockholders holding three-fourths of the shares.

6.5 Except as otherwise provided by conditions imposed at the time of creation of any new shares or by these Bylaws, any addition to the authorized capital resulting from the creation of new shares shall be subject to the provisions of these Bylaws.

PART 7 - PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class of shares, the Corporation may, by a resolution of the Directors and in compliance with The Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No purchase or redemption shall be made if the Corporation is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Corporation insolvent. Unless the shares are to be purchased through a stock exchange or from a bona fide employee or bona fide former employee, of the Corporation of an affiliate, or from his personal representative, or the Corporation is purchasing the shares from dissenting stockholders pursuant to the requirements of The Act, the Corporation shall make its offer to purchase pro rata to every stockholder who holds shares of the class or kind, as the case may be, to be purchased.

7.2 If the Corporation proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to the class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of The Act, any shares purchased or redeemed by the Corporation may be sold or issued by it, but, while such shares are held by the Corporation, it shall not exercise any vote in respect of, or pay any dividend on those shares.


PART 8 - BORROWING POWERS

8.1          The Directors may from time to time on behalf of the
Corporation:

     (a) borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

     (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; and

     (c) mortgage, charge, whether by way of specific or floating charge, or give other security n the undertaking, or on the whole or any part of the property and assets, of the Corporation (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Corporation may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Corporation, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Corporation and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 Every bond, debenture or other debt obligation of the Corporation shall be signed manually by at least one Director or Officer of the Corporation or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Corporation or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and a bond, debenture or other debt obligation signed in that manner is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on the bond, debenture or other debt obligation to hold at the date of the issue thereof.


PART 9 - GENERAL MEETINGS

9.1 Subject to Bylaw 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two stockholders in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

9.2 If the Corporation is a close corporation and if all stockholders entitled to attend and vote at the annual general meeting of the Corporation consent in writing each year to the business required to be transacted at the annual general meeting, that business shall be as valid as if transacted at an annual general meeting duly convened and held and, it is not necessary for the Corporation to hold an annual general meeting that year.

9.3 The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

9.4 Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Bylaw
22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Bylaws or other regulations of the Corporation entitled to receive the notice from the Corporation. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

9.5 Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.


PART 10 - PROCEEDINGS AT GENERAL MEETINGS

10.1 Subject to Bylaw 10.2, a quorum shall be one stockholder or one proxyholder representing one or more stockholders holding not less than fifty (50%) percent of the issued shares entitled to be voted at that meeting. If there is only one stockholder of the Corporation, the quorum is one person present and being, or representing by proxy, such stockholder.

10.2 If within one-half hour from the time appointed for a meeting a quorum is not present, the meeting, if convened by requisition of the stockholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at a time and place determined by the Board of Directors. If at the adjourned meeting a quorum is not present within one-half hour from the time appointed, the stockholders present shall be a quorum.

10.3 The Chairman of the Board, if any, or in his absence, the President of the Corporation, or their appointee shall be entitled to preside as Chairman at every general meeting of the Corporation.

10.4 If at any meeting neither the Chairman of the Board, if any, nor the President or his appointee is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as Chairman, the Directors present shall choose someone to be Chairman. If no Director be present or if all the Directors present decline to take the chair or shall fail to choose, the stockholders present shall choose one of their number to be Chairman.

10.5 The Chairman of the meeting may, with the consent of any meeting at which a quorum is present and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, seven days' notice of the adjourned meeting shall be given, otherwise notice is not required.

10.6 Subject to the provisions of The Act, every question submitted to a general meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, directed by the Chairman or demanded by a stockholder entitled to vote who is present in person or by proxy, and the Chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and the decision shall be entered in the book of proceedings of the Corporation. A declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of the proceedings of the Corporation shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.
10.7 No resolution proposed at a meeting need be seconded and the Chairman of any meeting (provided he is entitled to vote) shall be entitled to move or second a resolution, without the necessity of relinquishing the chair.

10.8 In case of an equality of votes at a general meeting, the Chairman shall not, either on a show of hands or on a poll, have a casting or a second vote in addition to the vote or votes to which he may be entitled as a stockholder.

10.9 No poll may be demanded on the election of a Chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the Chairman, is reasonably convenient, but in no event later than seven days after the meeting and at a time and place and in a manner as the Chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote, the decision of the Chairman made in good faith shall be final and conclusive.

10.10 A stockholder entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.11 The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.12 Every ballot cast upon a poll, and every proxy appointing a proxyholder who cast a ballot upon a poll, shall be retained by the Secretary for at least three months and be subject to inspection as The Act may provide.


PART 11 - VOTES OF STOCKHOLDERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every stockholder who is present in person and entitled to vote shall have one vote and on a poll every stockholder shall have one vote for each share of which he is the registered holder and may exercise his vote either in person or by proxy.

11.2 Any person who is not registered as a stockholder but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a stockholder; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation, not being a subsidiary of the Corporation which is a stockholder of the Corporation, may by resolution of its Directors or other governing body authorize any person as it thinks fit to act as its representative at any general meeting or class meeting. The person authorized shall be entitled to exercise in respect of and at the meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual stockholder of the Corporation personally present, including, without limitation, the right, unless restricted by the resolution, to appoint a proxyholder to represent the corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any representative may be sent to the Corporation by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a stockholder may appoint a proxyholder.

11.4 In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of stockholders.
Several legal personal representatives of a deceased stockholder whose shares are registered in his sole name shall for the purpose of this Bylaw be deemed joint registered holders.

11.5 A stockholder, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee or curator bonis appointed by that court, and his committee, or other person may appoint a proxyholder.

11.6 A stockholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If a stockholder should appoint more than one proxyholder for the same occasion, he shall specify the number of shares each proxyholder shall be entitled to vote. A stockholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a stockholder of the Corporation.


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11.8          Unless the directors otherwise determine, the instrument
appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy shall be deposited at a place specified for that purpose in the notice convening the meeting not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote, or shall be deposited with the Chairman of the meeting prior to the commencement of the meeting.

11.9 Unless The Act or any other statute or law which is applicable to the Corporation or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:
(Name of Corporation)

The Undersigned, being a stockholder of the above named Corporation,
hereby appoints                           or failing him
as
proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Corporation to be held
on the       day of               ,     and at any adjournment thereof.

     Signed this _______ day of __________________, 20__.

                              (Signature of stockholder).

11.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the stockholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of the death, incapacity, revocation or transfer shall have ben received at the registered office of the Corporation or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11          Every proxy may be revoked by an instrument in writing:

     (a) executed by the stockholder giving the same or by his attorney authorized in writing or, where the stockholder is a corporation, by its duly authorized officer or attorney of the corporation; and

     (b) delivered either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment before any vote in respect of which the proxy is to be used shall have been taken;

          or in any other manner provided by law.

11.12 If and for as long as the Corporation shall be a public corporation and before permitting a registrant to vote on a resolution or

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motion proposed at a meeting of the Corporation, the chairman of the meeting may require the registrant (or his proxyholder, as the case may be) to produce evidence in writing acceptable to the chairman (in the form of a statutory declaration or otherwise) that the registrant:

     (a)     is the beneficial owner of the share; or

     (b) has complied with The Act vis-a-vis the beneficial owner of the share.

11.13 The provision of this Part shall be applicable mutatis mutandis to class meetings.


PART 12 - DIRECTORS

12.1 The persons shown on the Certificate of Incorporation are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the incorporators of the Corporation or if not appointed, they shall be elected by the stockholders entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice has been given or not, but the number of Directors shall never be less than one or, if the Corporation ceases to be a close corporation, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall decide, by the stockholders. The remuneration may be in addition to any salary or other remuneration paid to any Officer or employee of the Corporation as such who is also a Director. The Directors shall be repaid reasonable travelling, hotel and other expenses as they incur in and about the business of the Corporation and if any Director shall perform any professional or other services for the Corporation that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Corporation's business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Corporation in general meeting, and the remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Corporation, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Corporation or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Corporation as qualification for his office, but shall be qualified as required by The Act to become or act as a Director.



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PART 13 - ELECTION AND REMOVAL OF DIRECTORS

13.1 The number of Directors which shall constitute the whole board shall be determined from time to time by resolution of the board of directors.

13.2 At each annual general meeting of the Corporation all Directors shall retire and the stockholders entitled to vote shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Bylaws. If the Corporation is, or becomes, a corporation that is a close corporation and the business to be transacted at any annual general meeting is consented to in writing by the stockholders who are entitled to attend and vote at this annual general meeting shall be deemed for the purpose of this Part to have been held on the written consent becoming effective.

13.3          A retiring Director shall be eligible for re-election.

13.4 Where the Corporation fails to hold an annual general meeting in accordance with The Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Bylaws and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.5 If, at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, those of the retiring Directors as may be requested by the newly elected Directors shall, if willing, continue in office until further new Directors are elected at a general meeting specially convened for that purpose or at the annual general meeting in the next or some subsequent year, unless it is determined to reduce the number of Directors.

13.6 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.7 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors, but only such number of additional directors as permitted by the Act. Any Director appointed shall hold office only until the next following annual general meeting of the Corporation, but shall be eligible for election at the meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.8 Any Director may by instrument in writing delivered to the Corporation appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of the person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of the instrument to the Corporation. Every alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on

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Page 44

behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Corporation revoke the appointment of an alternate appointed by him. The remuneration payable to an alternate shall be payable out of the remuneration of the Director appointing him.

13.9          The office of Director shall be vacated if the Director:

     (a) resigns his office by notice in writing delivered to the registered office of the Corporation; or

     (b)     ceases to be qualified to act as a Director pursuant to The Act.

13.10 The Corporation may by special resolution remove any Director before the expiration of his period of office, and may appoint another person in his stead.


PART 14 - POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Corporation and shall have the authority to exercise all powers of the Corporation as are not, by The Act or by the Certificate of Incorporation or these Bylaws, required to be exercised by the Corporation in a general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Corporation for purposes, and with powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Bylaws and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of Officers and the power to declare dividends) and for a period, with remuneration and subject to conditions as the Directors may think fit, and any appointment may be made in favour of any of the Directors or any of the stockholders of the Corporation or in favour of any corporation, or of any of the stockholders, Directors, nominees or managers of any corporation, firm or joint venture and any power of attorney may contain provisions for the protection or convenience of persons dealing with the attorney as the Directors may think fit. Any attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.


PART 15 - DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Corporation or who holds any office or possesses any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of

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his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of The Act.

15.2 A Director shall not vote in respect of the approval of any contract or transaction with the Corporation in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken. This Bylaw and Bylaw 15.1 shall not apply in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

15.3 A Director may hold any office or place of profit with the Corporation (other than the office of auditor of the Corporation) in conjunction with his office of Director for a period and on terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Corporation either with regard to his tenure of any other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of The Act, no contract or transaction entered into by or on behalf of the Corporation in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of The Act, a Director or his firm may act in a professional capacity for the Corporation (except as auditor of the Corporation) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a Director or other Officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a stockholder or otherwise, and, subject to compliance with the provisions of The Act, the Director shall not be accountable to the Corporation for any remuneration or other benefits received by him as Director, Officer or employee of, or from his interest in, such other corporation or firm, unless the Corporation in a general meeting otherwise directs.


PART 16 - PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President, shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit.
Questions arising at any meeting shall be decided by a majority of votes.

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Page 46

In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at a place, at a time and upon notice (if any) as the Board may by resolution from time to time determine.

16.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communication facilities by means of which all Directors participating in the meeting can hear each other. A Director participating in a meeting in accordance with this Bylaw shall be deemed to be present at the meeting, to have agreed, shall be counted in the quorum and be entitled to speak and vote.

16.4 A Director may at any time, and the Secretary, upon the written request of a Director, shall call a meeting of the Directors. Notice specifying the time and place of the meeting shall be mailed, postage prepaid, addressed to each of the Directors at his registered address at least 48 hours before the time fixed for the meeting or a lesser period as may be reasonable under the circumstances, or the notice may be given to each Director either personally or by leaving it at his usual business or residential address or by telephone, telegram, telex or other method of transmitting visually recorded messages, at least 48 hours before the time or the lesser period as may be reasonable under the circumstances. It shall not be necessary to give to any Director notice of a meeting of Directors immediately following a general meeting at which the Director has been elected or notice of a meeting of Directors at which the Director shall have been appointed. Accidental omission to give notice of a meeting of Directors to, or the non-receipt of notice by, any Director, shall not invalidate the proceedings at that meeting.

16.5 Any Director of the Corporation may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw the waiver with respect to future meetings. After filing the waiver with respect to future meetings and until the waiver is withdrawn no notice need be given to the Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors held shall be deemed to be properly called or constituted even though notice was given to the Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not fixed shall be two Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Bylaws as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Corporation, but for no other purpose.

16.8          Subject to the provisions of The Act, all acts done by any

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meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any Directors or of the stockholders of a committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages r other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. A resolution shall be dated and may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. The resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated on the resolution or on the latest date stated on any counterpart.


PART 17 - EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint an Executive Committee to consist of a member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Committee or any other committees of the Board and any other powers as may be specified in the resolution. The Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of the Committee and to fill vacancies in it. The Committee may make rules for the conduct of its business and may appoint assistants as it may deem necessary. A majority of the members of the Committee shall constitute a quorum.

17.2 The Directors may by resolution appoint one or more committees consisting of a member or members of their body as they think fit and may delegate to any committee between meetings of the Board those powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove Officers appointed by the Board) subject to conditions as may be prescribed in the resolution, and all committees appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report to the Board of Directors as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership

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of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint assistants as they deem necessary. A majority of the members of a committee shall constitute a quorum.

17.3 The Executive Committee and any other committees may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of the Committee duly called and constituted. A resolution shall be dated and may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. The resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated on the resolution or on the latest date stated in any counterpart.


PART 18 - OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and any other officers as the Directors shall determine and the Directors may, at any time, terminate any appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of The Act.

18.2 One person may hold more than one of the offices. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Corporation as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; the remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to the remuneration be entitled to receive after he ceases to hold the office or leaves the employment of the Corporation a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon terms and conditions and with restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Act.

18.3 Every officer of the Corporation who holds any office or possesses any property, whether directly or indirectly, where duties or interest might be created in conflict with his duties or interests as an officer of the Corporation shall, in writing, disclose to the President the fact and the nature and extent of the conflict.

PART 19 - INDEMNITY AND PROTECTION
           OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1          Subject to the provisions of The Act, the Directors shall

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cause the Corporation to indemnify a Director or former Director of the
Corporation and the Directors may cause the Corporation to indemnify a director or former director of a corporation of which the Corporation is or was a stockholder and the heirs and personal representatives of any former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director including any action brought by the Corporation. Each Director of the Corporation on being elected or appointed shall be deemed to have contracted with the Corporation on the terms of this indemnity.

19.2 Subject to the provisions of The Act, the Directors may cause the Corporation to indemnify any officer, employee or agent of the Corporation or of a corporation of which the Corporation is or was a stockholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Corporation or the corporation. In addition, the Corporation shall indemnify the Secretary or an Assistant Secretary of the Corporation (if he shall not be a full time employee of the Corporation and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by The Act or these Bylaws.

19.3 The failure of a Director or officer of the Corporation to comply with the provisions of The Act or of the Certificate of Incorporation or these Bylaws shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Corporation to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of any corporation of which the Corporation is or was a stockholder and his heirs or personal representatives against any liability incurred by him as a Director, officer, employee or agent.


PART 20 - DIVIDENDS AND RESERVE

20.1 The Directors may from time to time declare and authorize payment of dividends as they may deem advisable and need not give notice to any stockholder. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of the funds or assets available for dividends shall be conclusive. The Corporation may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Corporation or any other corporation or in any one or more ways as may be authorized by the Corporation or the Directors and where any difficulty arises with regard to a distribution the Directors may settle the

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Page 50

difficulty as they think expedient, and in particular may fix the value for distribution of the specific assets or any part, and may determine that cash payments in substitution for all or any part of the specific assets to which any stockholders are entitled shall be made to any stockholders on the basis of the value fixed in order to adjust the rights of all parties and may vest any specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on a date as is fixed by the Directors.

20.3 Subject to the rights of stockholders holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends a sum as they think proper as a reserve which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the funds of the Corporation may be properly applied, and pending the application may, at the like discretion, either be employed in the business of the Corporation or be invested in investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to distribute.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

20.6          No dividend shall bear interest against the Corporation.
Where the dividend to which a stockholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment and the payment shall be deemed to be payment in full.

20.7 Any dividend, bonus or other money payable in cash in respect of shares may be paid by cheque or money order sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to a person and to an address as the holder or joint holders may direct in writing. Every cheque or money order shall be made payable to the order of the person to whom it is sent. The mailing of the cheque or money order shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted), discharge all liability for the dividend, unless the cheque or money order shall not be paid on presentation or the amount of tax deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Bylaws, the Directors may from time to time capitalize any undistributed surplus on hand of the Corporation and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Corporation as a dividend representing all or any part of the undistributed surplus on hand.

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PART 21 - DOCUMENTS, RECORDS AND REPORTS

21.1 The Corporation shall keep at its registered office or at any other place as The Act may permit, the documents, copies, registers, minutes, and records which the Corporation is required by The Act to keep at its registered office or any other place, as the case may be.

21.2 The Corporation shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Corporation in order to record the financial affairs and condition of the Corporation and to comply with The Act.

21.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no stockholder of the Corporation shall be entitled to inspect the accounting records of the Corporation.

21.4 The Directors shall from time to time at the expense of the Corporation cause to be prepared and laid before the Corporation in general meeting the financial statements and reports as are required by The Act.

21.5 Every stockholder shall be entitled to be furnished, once, gratis, on demand, with a copy of the latest annual financial statements of the Corporation and, if so required by The Act, a copy of each annual financial statement and interim financial statement shall be mailed to each stockholder.



PART 22 - NOTICES

22.1 A notice, statement or report may be given or delivered by the Corporation to any stockholder either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of stockholders. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the secretary or other officer of the Corporation or of any other corporation acting in that behalf for the Corporation that the letter or envelope containing the notice, statement or report was addressed, prepaid and mailed shall be conclusive evidence of mailing.

22.2 A notice, statement or report may be given or delivered by the Corporation to the joint holders of a share by giving the notice to the joint holder first named in the register of stockholders in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Corporation to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a stockholder by sending it through the mail prepaid addressed to them by name or by the title of

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representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Corporation for the purpose by the persons claiming to be entitled, or (until the address has been supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of stockholders holding a class of shares shall be given to every stockholder.


PART 23 - RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by The Act preceding the date of any meeting of stockholders or any class or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of stockholders as the record date for the determination of the stockholders entitled to notice of, or to attend and vote at, any meeting and any adjournment, or entitled to receive payment of any dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Bylaws, only stockholders of record on the date fixed shall be deemed to be stockholders for the purposes aforesaid.

23.2 Where no record date is fixed for the determination of stockholders, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.


PART 24 - SEAL

24.1 The Directors may provide a seal for the Corporation and shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of a Director or a person or persons as the Directors may from time to time by resolution appoint and the Director, or person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any Director or Officer.

24.2 To enable the seal of the Corporation to be affixed to any bonds, debentures, share certificates, or other securities of the Corporation on which facsimiles of any of the signatures of the Directors or officers of the Corporation are, in accordance with The Act and these Bylaws printed or otherwise mechanically reproduced, there may be delivered to the firm or Corporation employed to engrave, lithograph or print the bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Corporation's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, a Assistant Secretary, an Assistant Treasurer, or an Assistant Secretary-Treasurer may by a document authorize the firm or Corporation to cause the

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Corporation's seal to be affixed to the bonds, debentures, share certificates or other securities by the use of the dies. Bonds, debentures, share certificates or other securities to which the Corporation's seal has been affixed shall for all purposes be deemed to be under and to bear the Corporation's seal lawfully affixed.

24.3 The Corporation may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the Province, State, Territory or Country where it is to be used.


PART 25 - DEATH OF SOLE DIRECTOR AND STOCKHOLDER

25.1 In the event that the Corporation has only one stockholder (exclusive of the Corporation, if the Corporation shall be the owner of issued shares of the Corporation), and if the stockholder is the only Director of the Corporation, then he may from time to time file at the registered office of the Corporation a notice in writing designating one or more persons to act as Directors in the event of his death. The notice shall be accompanied by the written consent of the designated persons to act as and to be Directors of the Corporation. Upon the death of the Director (and provided that at the date of the death no other person is a stockholder of the Corporation and no other person is a Director of the Corporation), each person designated as a Director as aforesaid shall be deemed to have been duly elected as a Director of the Corporation as of the date of death of such deceased director; provided, however, that the election or appointment of a person designated as aforesaid shall be invalid and of no effect in the event of his rescinding his consent to be or to act as a Director or in the event of his being disqualified from being or acting as a Director.

25.2 In the event that a sole Director fails to appoint a successor pursuant to Bylaw 25.1 (or having designated a person pursuant to Bylaw 25.1, the person fails or refuses to act as a Director or is otherwise disqualified from acting as or being a Director, and in the event of the death of the Director at a time when he is still the sole stockholder of the Corporation (exclusive of the Corporation, if the Corporation shall be the owner of issued shares of the Corporation):

     (a)     A general meeting of the Corporation may be convened by:

          i)     the solicitor or auditor for the Corporation; or

          ii) any person entitled as at the intended date of the meeting to apply for Letters Probate of the last Will of the deceased stockholder (if he died testate); or

          iii) the person first entitled as at the intended date of the meeting to apply for Letters of Administration of the estate of the deceased stockholder (whether or not he in fact died intestate);

     (b) Notice of such meeting shall be given no less than twenty-one days before the intended date of the meeting to:


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          i)     all persons named as beneficiaries in the last will (if any)
of the deceased stockholder (whether or not letters probate have been granted in respect of such Will);

          ii) all persons who would be entitled to share in the estate of the deceased stockholder if he had died intestate (whether or not he in fact died intestate);

          iii)     the parent or guardian of any person referred to in i) or
 ii) above who is an infant as at the intended date of the meeting; and

          iv) if any of the persons referred to in i) or ii) above shall be a class of persons whose identity cannot be readily ascertained, then to a solicitor acting on behalf of the class;

     (c) At the general meeting, the persons named in (b) above who are personally present at the meeting shall be entitled, upon unanimous vote, to determine the number of Directors of the Corporation and to elect Directors of the Corporation;

     (d) The persons elected Directors of the Corporation pursuant to this Bylaw 25.2 shall have authority to manage the business of the Corporation; but, while the persons are Directors of the Corporation, they shall not suffer nor permit any of the following until at least one hundred and twenty days following the transmission of the shares of the deceased stockholder to his lawful representative (having Letters Probate or Letters of Administration) without first obtaining a Court Order approving the same:

          i) the sale, allotment or issuance by the Corporation of any issued or unissued shares;

          ii) the issuance by the Corporation of any bonds, debentures, warrants or options to purchase shares;

          iii) any agreement by the Corporation to allot or issue shares, debentures, warrants or options to purchase shares (whether issued or unissued);

          iv) the purchase or redemption by the Corporation of any of its shares or any agreement by the Corporation to purchase or redeem any of its shares;

          v) the alteration of the Corporation's Certificate of Incorporation or Bylaws; or

          vi) the sale by the Corporation of the whole or a substantial part of its business or undertaking.

25.3 The provisions of Bylaws 25.1 and 25.2 shall apply mutatis mutandis in the event of there being more than one Director and stockholder and in the event of the death of all stockholders and Directors without other provision having been made for the appointment

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of successor Directors.

25.4 The accidental omission to give notice to a person specified in Bylaw 25.2(b) shall not invalidate the election of Directors pursuant to Bylaw 25.2(c).


PART 26 - PROHIBITIONS

26.1 If the Corporation is a close corporation, no shares or debt obligations issued by the Corporation shall be offered for sale to the public.

26.2 If the Corporation is a close corporation, no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any proposed transfer.